

FOR IMMEDIATE RELEASE

MMRGLOBAL UPDATE TO STOCKHOLDERS

Los Angeles, CA (November 8, 2010) - MMRGlobal, Inc. (OTCBB: MMRF) (www.mmrglobal.com)

Dear Stockholder:

As we get close to reporting another quarter, I wanted to update you about the progress we have made. By any standard, the Company's quarter over quarter results remain impressive. For example, we have already exceeded 2009 total sales through the third quarter of 2010. Third quarter revenues will be up more than 30 percent over the second quarter, and revenues in that quarter alone were nearly the same as revenues for the first six months. The quarter over quarter outstanding share count has increased less than 3 percent.

In July of 2009, the stockholders authorized the issuance of 500 million shares, which gave the Company a total of 650 million authorized shares. Through the end of the second quarter, the Company had only issued seventy-two million incremental shares, or less than 11% of the total authorized shares over a period of a year. We take the value of our equity seriously and are preserving it for liquidity, potential acquisitions and strategic alliances.

As a result of the sweeping Republican victory in the House, changes are likely to take place in the implementation of healthcare reform. However, we believe those changes will simplify a complex piece of legislation which will be good for MMR and the multibillion dollar Health IT industry.

Notwithstanding the positive trends, we have our challenges. Time to market of our products is still significant, and, despite our best efforts to provide guidance, there are factors in the outside world that affect expectations. For example, two years ago the Company announced an agreement with United Marketing Group, a leader in affinity marketing. That program is now scheduled to launch in March 2011.

Earlier his year, we announced the signing of an agreement with Chartis International insurance. At that time, we could not have projected that Chartis domestic would launch before the first Chartis International program slated for next year. However, Chartis MyMedicalRecords is live (www.chartisinsurance.com/mmr), and domestic has already generated revenue in the third quarter. We are now planning on expanding the existing domestic program in other parts of North America later this year.

International requires translation of the Company's websites in multiple languages. MMR is constantly expanding its product featured on its websites. In order to make that happen, translations must be deployed simultaneously and this takes time.   As a result, we are in the process of subcontracting a new software system, which we call "Dynamic Language Support." This will enable the Company to make changes in any language and propagate them globally. We believe this will speed time to market with Chartis International and in other markets like China or India where language is a factor.

We have a robust direct sales team in place selling MMRPro along with numerous outside sales organizations, including Kodak Resellers, healthcare consultants and healthcare equipment resellers.

With regard to MMRPro (www.mmrprovideos.com), the Company projected full deployment on a nationwide basis during the third quarter. However, as a result of the launch of MMRPro and feedback from what Kodak calls "voice of customer," Kodak is introducing a new Scan Station 550 to replace the Scan Station 520 which is part of MMRPro. The KODAK Scan Station 550 is planned to be released late December 2010. This Kodak product release will help ensure that MMRPro's scanning technology will include the best and most robust Kodak technology in the market. MMRGlobal already has committed to purchase 200 Scan Station 550 systems that will not be deliverable until we can receive them from Kodak. With an entry level price point of $21,600, the sale of those systems should result in revenues of approximately $4 million in the first half of next year.

Telemarketing to physicians and other healthcare professionals is moving into full swing at new telemarketing centers in Newport Beach and Long Island. E-mail Frequency is gearing up for the holidays and next week we begin testing a new, outbound telemarketing program to consumers for our MyMedicalRecords (www.mmrvideos.com) and MyEsafeDepositBox (www.myesafevideos.com) products as a family gift program for the holidays.

MMRGlobal is still demonstrating that "The Future of Your Health is At Work Today." If you were to spend your days with a live feed watching all the exciting things that I deal with on a day-to-day basis, it would be like having 50-yard line seats at a never ending Super Bowl. For example:

MMRGlobal's Travel and Benefits Sales Group and Rearden Commerce of San Francisco are working with us to introduce MMRGlobal's personal health record products and document management services to corporate clients, including American Express OPEN, Travelocity, Orbitz, and other similar Rearden sales partners.

We are in the process of moving our entire landline operation to Verizon and are actively working at the highest levels of Verizon Business to explore other strategic opportunities. MMR manages many tens of thousands of toll free and DID telephone numbers on behalf of our users. We also maintain tens of thousands of numbers in inventory at all times for immediate deployment of our products and emergency services. This is in addition to the Company's recent efforts with Verizon Wireless Group, a separate operating company. Next week, I will spend time in San Diego with Qualcomm to explore convergent business opportunities. Both Qualcomm and Verizon are the result of long-term business relations developed over the years.

As we announced last week, Sunil Singhal has become a member of our technical team. This is part of the Company's strategy to keep pace with the technology standards of the Health IT Industry and evolve our products to integrate with any comprehensive EMR system. A great percentage of our product features are meeting new HIPAA guidelines under HITECH and Meaningful Use criteria. By the end of this year we will begin retaining a testing company to certify our products to the extent possible.

We are continuing to pursue expansion of our product line through strategic partnerships or acquisition. In China, later this month Unis-TongHe (as a Chinese Company) will submit the UNIS/MMR Joint Venture bid for the right to offer our products in Henan Province, whose population is nearly 100 million people or one third of the population of the United States (http://www.hngp.gov.cn/henan/cgxx/cggg/webinfo/2010/10/27/1287723681776878.htm).

The National Rifle Association (NRA) has renewed its affiliation with MMR for a third year (www.nraesafe.com) and starting in Q1, MMR and the NRA will test new direct marketing strategies to increase member usage.

Notwithstanding the challenges in building a global leader in Personal Health Records, your Company continues the process of making the future of healthcare work for you as a stockholder. New visitors to our site learn about the importance of having a Personal Health Record and other document management solutions. Our strategic relationship with Associated Television International helps assure visibility as a featured advertiser on the major television networks and in nationwide syndicated programming such as viewed on ABC, CBS, NBC, FOX, USA, The CW, Discovery, Hallmark and The Travel Channel.

Furthermore, there are a number of activities involving the Company's Biotech patent portfolio which could start generating revenues from Biotech assets within the next six months.

All in all, this is shaping up to be a record year for MMRGlobal. Thank you, as always, to our stockholders, our executive and technical teams, and our friends around the world for the continued enthusiasm and dedication you demonstrate every day.

About MMRGlobal, Inc.

MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc. (MMR), provides secure and easy-to-use online Personal Health Records (PHRs) and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, and professional organizations and affinity groups. MyMedicalRecords enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. The MyMedicalRecords Personal Health Record is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. MMRGlobal's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for healthcare professionals. MMR is also an integrated service provider on Google Health. To learn more about MMRGlobal, Inc. and its products, visit www.mmrglobal.com.

Forward-Looking Statements
Statements in this press release that are not strictly historical in nature constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, the risk the Company's products are not adopted or viewed favorably by the healthcare community, risks related to the current uncertainty and instability in financial and lending markets, timing and volume of sales and installations, length of sales cycles and the installation process, market acceptance of new product introductions, ability to establish and maintain strategic relationships, ability to identify and integrate acquisitions, relationships with licensees, competitive product offerings and promotions, compliance with and changes in government laws and regulations and future changes and initiatives in the healthcare industry, undetected errors in our products, risks related to third party vendors, risks related to obtaining and integrating third-party licensed technology, acceptance of the Company's marketing and promotional campaigns, risks related to a security breach by third parties, maintaining, developing and defending our intellectual property rights including those pertaining to our biotechnology assets, uncertainties associated with doing business internationally across borders and territories, and additional risks discussed in the Company's filings with the Securities and Exchange Commission. Additionally, we are a developing early-stage company and many variables can affect revenues and/or projections, including factors out of our control. The Company is providing this information as of the date of this release and, except as required by law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

<center>###</center>

CONTACT:

Michael Selsman
Public Communications Co.
(310) 553-5732
ms@publiccommunications.biz